UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-47374

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meeder Distribution Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6125 Memorial Drive
(No. and Street)

Dublin	Ohio	43017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doug Cooper	614-760-2104	dcooper@meederinvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Rd	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas R. Cooper _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meeder Distribution Services, Inc. _____, as of March 2nd _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title:
    President & Treasurer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MEEDER DISTRIBUTION SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

MEEDER DISTRIBUTION SERVICES, INC.

DECEMBER 31, 2025

TABLE OF CONTENTS



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Meeder Distribution Services, Inc. as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meeder Distribution Services, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meeder Distribution Services, Inc.'s management. Our responsibility is to express an opinion on Meeder Distribution Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meeder Distribution Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Meeder Distribution Services, Inc.'s financial statements. The supplemental information is the responsibility of Meeder Distribution Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Meeder Distribution Services, Inc.'s auditor since 2012.
Columbus, Ohio
March 2, 2026

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2025 AND 2024

ASSETS		2025		2024
Cash and cash equivalents	$	665,883	$	570,981
Accounts receivable - related party		18,300		18,600
Total current assets		684,183		589,581
Total assets	$	684,183	$	589,581
LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable	$	-	$	5,005
Accounts payable - related party		274,289		151,095
Commissions payable		174,684		319,324
Accrued liabilities		12,500		13,000
Total current liabilities		461,473		488,424
Total liabilities		461,473		488,424
Stockholder's equity:				
Common stock; no par value, 1,000 shares authorized, issued and outstanding		10,000		10,000
Paid in capital		740,000		740,000
Retained earnings		(527,290)		(648,843)
Total stockholder's equity		222,710		101,157
	$	684,183	$	589,581

See accompanying notes to financial statements   3

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenues:		
Affiliated entities fees	$ 882,336	$ 4,480,014
12b-1 fees	72,805	73,527
Commissions	-	6,318
Interest	24,718	26,463
Total revenues	979,859	4,586,322
Expenses:		
Salaries	-	2,938,886
General, Administrative and Regulatory	-	195,188
Commissions	751,704	1,174,014
Registration fees	53,837	44,622
Professional fees	12,000	16,717
Other	40,765	204,926
Total expenses	858,306	4,574,353
Net income	$ 121,553	$ 11,969

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued (Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(648,843)	(660,812)
Net income (loss)	121,553	11,969
Distributions	-	-
Balance at end of period	(527,290)	(648,843)
Total stockholder's equity	$ 222,710	$ 101,157

MEEDER DISTRIBUTION SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

		2025		2024
Cash flows from operating activities:				
Net income (loss)	$	121,553	$	11,969
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
(Increase) decrease in:				
Accounts receivable		-		316
Accounts receivable - related party		300		(2,600)
Increase (decrease) in:				
Accounts payable		(5,005)		1,962
Accounts payable - related party		123,194		(136,365)
Commissions payable		(144,640)		187,732
Accrued liabilities		(500)		4
Total adjustments		(26,651)		51,049
Net cash flows from operating activities		94,902		63,018
Cash flows from investing activities		-		-
Cash flows from financing activities:		-		-
Net increase (decrease) in cash		94,902		63,018
Cash and cash equivalents at beginning of period		570,981		507,963
Cash and cash equivalents at end of period	$	665,883	$	570,981
Supplemental disclosures:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

MEEDER DISTRIBUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Note 1 - Summary of Significant Accounting Policies

A. Organization

Meeder Distribution Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii). Customer accounts, if any, are established and maintained directly at the product issuer or other third-party platform, and the Company may be recorded as broker-dealer of record for certain transactions. The Company does not maintain customer accounts on its books and does not hold customer funds or customer securities.

On April 29, 2020, the Company changed its name from Adviser Dealer Services, Inc. This was done to conform to SEC Regulation Best Interest, specifically the capacity disclosure requirement.

As of December 31, 2025, the Company is licensed in all 50 states.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2025. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Note 1 - Summary of Significant Accounting Policies – Continued

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

E. Fair Value Measurements (ASC 820)

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, and requires expanded disclosures about the use of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)
8

Note 1 - Summary of Significant Accounting Policies - Continued

E.   Fair Value Measurements (ASC 820)(continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Money Market Funds: Valued at the net asset value ("NAV") of shares held by the Company at year end.

Assets (2025)	Level 1	Level 2	Level 3	Total
Money Market	$650,667	$ -	$ -	$650,667
Total assets	$650,667	$ -	$ -	$650,667

Assets (2024)	Level 1	Level 2	Level 3	Total
Money Market	$555,364	$ -	$ -	$555,364
Total assets	$555,364	$ -	$ -	$555,364

F.   Revenue Recognition and Securities-Related Revenues

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The Company's revenues consist primarily of affiliated entity service fees and 12b-1 distribution fees earned under contractual arrangements and fund distribution plans, which are recognized as the related services are performed and amounts become earned. Commission revenue, when applicable, is recognized on a trade-date basis when the underlying transaction is executed. Interest income is recognized as earned.

Note 1 - Summary of Significant Accounting Policies – Continued

G. Receivables

Accounts receivable are stated at the amount billed and represent commissions receivable and other amounts due under normal trade terms. Receivables are generally due within 30 days, and the Company does not charge interest on past-due balances.

The Company evaluates its receivables measured at amortized cost in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses*, which requires the recognition of an allowance for expected credit losses over the contractual life of financial assets. In estimating expected credit losses, management considers historical collection experience, current conditions, and reasonable and supportable forecasts. Based on this evaluation, management believes that any expected credit losses are not material.

Management individually reviews all receivable balances and, based on an assessment of current creditworthiness and historical collection experience, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables were considered collectible at December 31, 2025, and no allowance for credit losses was necessary. All receivables outstanding at year-end have been collected.

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission chargebacks, and other costs that are the responsibility of registered representatives or entities with common control are offset against amounts owed to these representatives or entities. If the balance of debits owed to the Company exceeds the amount owed to the registered representatives or entities, the net balance owed to the Company is recorded as a receivable.

H. Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see Note 3].

Note 2 – Reserve Requirements

The Company is exempt from the customer protection requirements of SEC Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(ii), as it is eligible to carry customer accounts only for limited types of transactions; however, the Company does not carry any customer accounts and does not hold customer funds or securities. Accordingly, the Company is not required to maintain a customer reserve account or perform related reserve computations.

Note 3 – Net Capital Requirements (Schedules I, II and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2025, $30,765 or $5,000. At December 31, 2025 the Company's net capital as defined by SEC Rule 15c3-1 was $178,932 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2025 the ratio was 2.2007 to 1.

Note 4 – Related Parties

The Company is the Distributor and principal agent for the sale and distribution of the Meeder Funds. Pursuant to this agreement, the Company is entitled to reimbursement under the Meeder Funds Shareholder Distribution Plan for costs actually incurred by the Company, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $72,805 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2025, the Company owed MAM $274,289 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for $882,336 in revenues during the year.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2025, cash and cash equivalents included $650,667 invested in the Fund.

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Investment Management, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2020.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2025, 7% and 100% of revenues and receivables, respectively, are attributable to Meeder Funds.

Note 7 – Commitments and Contingencies

All commitments such as leases have been entered into by an affiliated corporation and recorded on the financial statements of that entity. The commitments do not impact the operations or financials of MDS. As of the audit opinion date, MDS has not currently entered into any commitments that would be reflected in the company's liabilities nor require a reduction in its net capital computation or disclosure in the financial statements.

As of the audit opinion date, MDS is not aware of any contingencies that would be reflected in the company's liabilities nor require a reduction in its net capital computation or disclosure.

Note 8 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2025, up to the date of audit report (March 2, 2026) and has not encountered any subsequent events that affect current financial statements or that require additional disclosure.

Note 9 – Reportable Segment Disclosure

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Supplementary Information-Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2025

Schedule I

**Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission**

Total stockholder's equity	$ 222,710
Non-allowable assets: Prepaid expenses	(-)
Net capital before haircuts on securities positions	222,710
Haircuts on security positions	13,013
Total net capital	$ 209,697
Minimum net capital requirement – greater of $5,000 or 6 2/3% of aggregate indebtedness of $461,473	30,765
Excess net capital	$ 178,932
Ratio of aggregate indebtedness to net capital	2.2007 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 286,789
Commissions payable	174,684
Total aggregate indebtedness	$ 461,473

MEEDER DISTRIBUTION SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2025

<u>Schedule II</u>

**Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5**

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 209,697
Audit adjustments	(-)
Net capital per audited financial statements	$ 209,697

No material differences were found during the audit that affected the net capital calculation.

<u>Schedule III</u>

**Computation of Reserve Requirement under Rule 15c3-3
of the Securities and Exchange Commission**

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3–3 Exemption Report

Board of Directors
Meeder Distribution Services, Inc.

Meeder Distribution Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2025, without exception.

Meeder Distribution Services, Inc.

I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas R. Cooper
President & Treasurer

March 2, 2026

Nick DiBartolomeo, CPA
Brian Schneider, CPA



Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Meeder Distribution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Meeder Distribution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Meeder Distribution Services, Inc. stated that Meeder Distribution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Meeder Distribution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meeder Distribution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2026

Nick DiBartolomeo, CPA

Brian Schneider, CPA



Rick Dumas, CPA

James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the period ended January 1, 2025 through July 31, 2025. Management of Meeder Distribution Services, Inc. (Company) is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period ended January 1, 2025 through July 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the period ended January 1, 2025 through July 31, 2025 to the total revenues in Meeder Distribution Services, Inc.'s audited financial statements included on Annual

Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the period ended January 1, 2025 through July 31, 2025 to the internal financial statements and supporting documentation, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Meeder Distribution Services, Inc. for the period ended January 1, 2025 through July 31, 2025 and in the related internal financial statements and supporting documentation, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under the applicable instructions on Form SIPC-3 for the period ended January 1, 2025 through July 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2026



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Meeder Distribution Services, Inc.
Dublin, Ohio

We have performed the procedures included in Rule 17a-S(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Meeder Distribution Services, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period August 1, 2025 through December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period August 1, 2025 through December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the period August 1, 2025 through December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the period August 1, 2025 through December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 2, 2026